UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 353.003.257-67

MATERIAL FACT

EMBRAER S.A. (“Companhia”), in attention to Resolution CVM nº 44/2021, informs its shareholders and the market in general that today was signed the Quota Purchase and Sale Agreement related to the transaction (“Agreement”) between its subsidiary, Tempest Serviços de Informática S.A. (“Tempest”) and Serasa S.A. (“Serasa Experian”), for the sale of AllowMe Tecnologias Ltda. (“AllowMe”), a business unit of Tempest dedicated to develop anti-fraud software to Serasa Experian (“Transaction”).

The Parties agreed on a sale price of approximately US$45 million, to be paid in cash on the closing date of the Transaction, subject to subsequent adjustments subject to the terms of the Agreement.

The Transaction is in line with the Company's long-term strategy of consistent focus and growth in the cybersecurity market through Tempest.

The closing of the Transaction depends on the satisfaction of the usual conditions precedent for this type of operation. The Company will keep its shareholders and the market in general informed about the development of the Transaction.

São José dos Campos, September 18, 2023

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations